October 20, 2006

Corporate Service Center, Inc.
350 South Center Street Suite 500
Reno, NV 89501

>   **Re: Raphael Industries Ltd.**
>   **Registration Statement on Form SB-2**
>   **Amended October 6, 2006**
>   **File No. 333-135331**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 8

1. Please refer to prior comment 4. Please show us how you determined the amount of your historical and pro forma book values and book values per share as of June 30, 2006.

Management Services, page 15

2. Please reconcile the disclosure in this section with your response to prior comment 14. Also, please ensure that your prospectus summary prominently and directly reflects the last sentence of the third paragraph of your response to prior comment 14 that you are "in effect the marketer for the licensors."

<u>Financial Statements, page F-1</u>

<u>Note 2. Summary of Significant Accounting Policies, page F-6</u>

<u>-(k) Revenue Recognition, page F-7</u>

3. Please refer to prior comment 14. Please clearly describe your role in the revenue generation process as that of an agent or broker of lists and explain how that impacts the way you report revenues. Also, explain how that role will change if and when you own the databases and explain how that will impact the reporting of revenue.

<u>Note 8. Subsequent Events, page F-9</u>

4. We note that you continue to present a footnote for "subsequent events" that occurred in April 2006. Since the financial statements are now updated through June 30, 2006, you should revise this footnote accordingly.

<u>Signatures Page</u>

5. We note your response to prior comment 15; however, from the location of your corporate name under the first paragraph of the Signatures page, it is not clear that the CEO is signing on behalf of the registrant. Also, the use of the term "by" in connection with the signature under the second paragraph is inappropriate. Please revise to conform to the signature requirements of Form SB-2.

6. Please include Mr. Wacaser's signature below the second paragraph required on the signatures page.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Arne Raabe, CEO, Raphael Industries Ltd.
                Conrad C. Lysiak, Esq.